Exhibit 99.1

SilverCrest Announces Q2 Production
139,850 Ounces Silver & 8,584 Ounces Gold

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. July 23, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce production figures for the second quarter of 2012 from its 100% owned Santa Elena Mine located in Sonora, Mexico.

Second Quarter Production Highlights

●	Silver produced oz:	139,850; 87% increase over Q2 2011

●	Gold produced oz:	8,584; 57% increase over Q2 2011

●	Ore Tonnes crushed:	317,958; 33% increase over Q2 2011

●	Silver oz to pad:	403,264; 14% increase over Q2 2011

●	Gold oz to pad;	13,764; 10% decrease over Q2 2011

J. Scott Drever, President stated; “Operations at the Santa Elena mine enjoyed a robust second quarter with silver and gold production comfortably in line with our 2012 production guidance. This is the third consecutive quarter that we have operated at full, planned production rates. The crusher throughput averaged approximately 3,494 tonnes per day for Q2, 2012, compared to a plan of 2,500 tonnes per day. The open pit tonnes and grades continue to track closely with our geological block models and open pit mine plan. Cash costs for the quarter are anticipated to be consistent with our guidance of $8.20 per silver equivalent ounce.  As a result of the strong first half of the year and projected production for the second half, the Company anticipates meeting or exceeding its 2012 production guidance of 435,000 ounces of silver and 33,500 ounces of gold”.

Santa Elena Mine Operating Highlights	H1 2012	Q1 2012	Q2 2012	Q2 2011	% Change
Silver ounces produced	274,378	134,528	139,850	74,678	87%
Gold ounces produced	17,989	9,405	8,584	5,476	57%
Silver equivalent ounces produced (1)	1,263,221	616,668	646,553	310,090	109%

Silver ounces sold	264,510	139,771	124,739	44,470	181%
Gold ounces sold	18,467	9,788	8,679	4,300	102%
Silver equivalent ounces sold (1)	1,278,625	641,546	637,079	229,313	178%

Tonnes ore mined	533,226	263,424	269,802	249,214	8%
Tonnes waste mined	2,722,823	1,439,330	1,283,493	708,049	81%
Waste / ore ratio	5.11	5.46	4.76	2.84	68%
Ore tonnes crushed	582,935	264,977	317,958	238,478	33%
Average ore tonnes crushed per day	3,203	2,912	3,494	2,621	33%
Average silver ore grade (gpt) loaded on pad	41.79	44.13	39.45	44.1	-11%
Average gold ore grade (gpt) loaded on pad	1.48	1.61	1.35	1.91	-29%
Silver ounces delivered to pad	779,251	375,987	403,264	352,995	14%
Gold ounces delivered to pad	27,526	13,762	13,764	15,268	-10%

Ag : Au Ratio (1)	51:1	51.2:1	59:1	43:1	37%
(1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter end dates. All numbers are rounded.

Operations during Q1, 2011 were still in ramp up mode so are not directly comparable to those quarters where steady state production has been achieved. The strip ratio for Q2, 2012 remains above the target of 3.9:1 due to accelerated waste removal under a revised mine plan to accommodate additional lower grade material in the footwall of the deposit and to assure access to higher grade ore for the balance of the year. The average revised strip ratio for 2012 is estimated at 5:1 with projections for 2013 to be less than 2:1. The crusher throughput was higher for Q2 due to increased operating hours, improved efficiencies with greater availability of the crushing circuit. Silver and gold grades of ore loaded on the pad were marginally lower due to lower grades from the open pit and processing of low grade stock pile material.  For the remainder of 2012, the Company anticipates a lower strip ratio than Q2 2012, above budget crusher throughput, and higher mine grades.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a low cost, high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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 accepts responsibility for the adequacy or accuracy of this release.